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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                               ________________

                                SCHEDULE 14D-1
                      Amendment No. 7 -- Final Amendment
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                           ORION CAPITAL CORPORATION
                           (Name of Subject Company)


                   ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
                               ROYAL GROUP, INC.
                             NTG ACQUISITION CORP.
                                   (Bidders)

                    Common Stock, Par Value $1.00 Per Share
                               (Title of Class)

                                  686268-10-3
                     (CUSIP Number of Class of Securities)

                     _____________________________________

                              Joyce Wheeler, Esq.
                               Royal Group, Inc.
                           9300 Arrowpoint Boulevard
                     Charlotte, North Carolina 28273-8135
             Telephone: (704) 522-2000, Facsimile: (704) 522-3111

                                With a copy to:

                          Christopher E. Manno, Esq.
                           Willkie Farr & Gallagher
               787 Seventh Avenue, New York, New York 10019-6099
             Telephone: (212) 728-8000, Facsimile: (212) 728-8111

                               _________________


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                                     14D-1

1. NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     NTG Acquisition Corp. 06-1551933

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,599,951

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     93.5%

10.  TYPE OF REPORTING PERSON

     CO

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                                     14D-1

1. NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Royal Group, Inc. 51-0233196

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [X]
     (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,268,851

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     96.0%

10.  TYPE OF REPORTING PERSON CO

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                                     14D-1

1. NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Royal & Sun Alliance Insurance Group plc

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [X]
     (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,268,851

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     96.0%

10.  TYPE OF REPORTING PERSON

     CO

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     Royal & Sun Alliance Insurance Group plc, a public limited company organized under the laws of England and Wales ("Royal plc"), NTG Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Royal plc ("Purchaser"), and Purchaser's parent, Royal Group, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Royal plc ("Royal US"), hereby amend and supplement their Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on July 16, 1999, as amended by Amendment No. 1 filed on August 12, 1999, Amendment No. 2 filed on September 10, 1999, Amendment No. 3 filed on September 28, 1999, Amendment No. 4 filed on October 18, 1999, Amendment No. 5 filed on November 5, 1999 and Amendment No. 6 filed on November 8, 1999 ("Schedule 14D-1"), with respect to the Purchaser's offer to purchase 28,763,329 shares of Common Stock, par value $1.00 per share (the "Shares"), of Orion Capital Corporation, a Delaware corporation (the "Company"), and, if applicable, associated Preferred Share Rights (the "Rights"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 1999 (the "Offer to Purchase"), and the related Letters of Transmittal (which together with the Offer to Purchase and the Supplement constitute the "Offer").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in Item 6 is hereby amended and supplemented by amending and supplementing "Section 9-Certain Information Concerning Purchaser, Royal US and Royal plc" of the Offer to Purchase as follows:

     The Offer expired at 4:30 p.m., New York City time, on Friday, November 12, 1999. Based on information provided by the Depositary, 25,599,951 Shares or 93.5% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including those Shares tendered by means of guaranteed delivery) at the expiration of the Offer. Purchaser has accepted for payment, and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the Offer. On November 12, 1999, Royal plc issued a press release; a copy of which is attached hereto as Exhibit (a)(16) and incorporated herein by reference.

     Royal plc, Royal US and Purchaser intend to complete the acquisition of the remaining Shares by promptly merging Purchaser with and into the Company in accordance with Delaware's short form merger provisions.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

(a)(16)   Press Release of Royal plc dated November 12, 1999.

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 1999


                                   NTG ACQUISITION CORP.

                                   By: /s/ Terry Broderick
                                       -----------------------------------
                                   Name:   Terry Broderick
                                   Title:  President

                                   ROYAL GROUP, INC.

                                   By: /s/ Terry Broderick
                                       -----------------------------------
                                   Name:   Terry Broderick
                                   Title:  President

                                   ROYAL & SUN ALLIANCE INSURANCE
                                   GROUP PLC

                                   By: /s/ Jan Miller
                                       -----------------------------------
                                   Name:   Jan Miller
                                   Title: Director, Financial Control and Group Company Secretary

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                               INDEX TO EXHIBITS

Exhibit                                                  Sequential Page No.
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(a)(16)   Press Release of Royal plc dated November 12, 1999.

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